UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction  ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$56,000.00	$7.64

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule 13e-3.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7.64

Form or Registration No.:	Schedule 13E-3

Filing Party:	SunLink Health Systems, Inc.

Date Filed:	February 5, 2013

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 13e-3 (together with the exhibits hereto, this “ Schedule 13e-3 ”) as amended relating to a tender offer by SunLink Health Systems, Inc. (“ SunLink ” or the “ Company ”) to purchase all of the Company’s common shares, no par value, held by shareholders who hold 99 or fewer shares as of January 31, 2013 (the “ Record Date ”), at a price of $1.50 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 5, 2013 (the “Original Offer to Purchase”) as amended on February 15, 2013 and as amended by that certain amended offer to purchase dated March 7, 2013 (the “ Offer to Purchase ”) and the accompanying letter of transmittal (the “ Letter of Transmittal ”), which together constituted the tender offer (the “ Offer ”). This Amendment No. 3 to Schedule 13e-3 is intended to satisfy the reporting requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule 13E-3, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

ITEM 15.	ADDITIONAL INFORMATION

Item 15 of the Schedule 13e-3 is hereby amended and supplemented as follows:

On March 27, 2013, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, March 26, 2013. A copy of the press release is filed herewith as Exhibit (a)(5)(D) and is incorporated herein by reference.

ITEM 16.	EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding Exhibit (a)(5)(D).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: March 27, 2013	By:	/s/ Robert M. Thornton, Jr.
	Name:	Robert M. Thornton, Jr.
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)(i)*	Offer to Purchase, dated February 5, 2013.

(a)(1)(A)(ii)***	Offer to Purchase, dated March 7, 2013.

(a)(1)(B)(i)*	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9)

(a)(1)(B)(ii)***	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9), as amended

(a)(1)(C)(i)*	Form of Notice of Guaranteed Delivery

(a)(1)(C)(ii)***	Form of Notice of Guaranteed Delivery, as amended

(a)(1)(D)(i)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(D)(ii)***	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended

(a)(1)(E)(i)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(E)(ii)***	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended

(a)(5)(A)*	Press Release announcing commencement of the Offer, dated February 5, 2013.

(a)(5)(B)**	Press Release clarifying bonus payable

(a)(5)(C)***	Press Release announcing extension of the Offer, dated March 7, 2013

(a)(5)(D)	Press Release announcing final results of tender offer.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)*	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)*	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)*	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(d)(5)*	Shareholder Rights Agreement dated as of February 8, 2004, between SunLink Health Systems, Inc. and Wachovia Bank, N.A., as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 10, 2004). (Commission File No. 04582922).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule 13E-3 filed February 5, 2013 or previously incorporated by reference therein.
**	Previously filed from Schedule 13E-3 Amendment No. 1 filed February 15, 2013.
***	Previously filed from Schedule 13E-3 Amendment No. 2 filed March 7, 2013.

4